Correspondence.

USIO, INC.

3611 PAESANOS PARKWAY

SUITE 300

SAN ANTONIO, TX, 78231

(210) 249-4100

May 27, 2025

United States Securities and Exchange Commission

Division of Corporate Finance

100 F St. N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Re:         Registration Statement on Form S-3 (Registration No. 333-287528) filed by
Usio, Inc. (CIK No. 0001088034) on May 22, 2025

Ladies and Gentlemen:

The Registrant filed a Registration Statement on Form S-3 (Registration No. 333-287528) on May 22, 2025 (the “Registration Statement”).

The Registrant hereby requests that the effectiveness of the Registration Statement be accelerated to become effective on May 29, 2025, at 4:30 p.m.., Eastern Time, or as soon thereafter as practicable.

Very truly yours,

/s/ Joseph Saahene

Joseph Saahene

Vice President-General Counsel